SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

Company Registry (NIRE): 41300036535

CERTIFICATE OF THE MINUTES OF THE 249TH

ORDINARY BOARD OF DIRECTORS’ MEETING

I hereby certify, for all legal purposes, that the members of the Board of Directors (BoD) met on April 10, 2024, at 8:30 a.m. at Rua José Izidoro Biazetto, 158 - Bloco A, in the City of Curitiba, State of Paraná, who sign below, to discuss the matters on the agenda of this meeting. Mr. Marcel Martins Malczewski, Chair of the Board of Directors, welcomed everyone and invited me, Victória Baraldi Mendes Batista, to act as secretary.

The Board of Directors resolved on the following matters, among other topics:

1. Resolution on the 20-F Report - Mr. Adriano Rudek de Moura, Chief Finance and Investors Relations Officer, accompanied by his team, presented the 2023/2024 20-F Form for the fiscal year ended December 31, 2023, to be submitted to the Securities and Exchange Commission (SEC). He informed that such a report contains the accounting information for 2023, already approved by the Executive Board and Board of Directors (Standardized Financial Statements - DFP). He emphasized that the document also contains additional information on i. risk factors; ii. the Company; iii. the model of the electricity sector; iv. management (Executive Board and Boards); v. dividend distribution; and vi. internal controls, among other information. He also presented the adjustments made to the document, according to contributions received from the Executive Board, Fiscal Council, and Statutory Audit Committee. Subsequently, the members of the Statutory Audit Committee (CAE) were heard, stated that they discussed the matter at their 298th Meeting, held on April 09, 2024, and recommended its approval to this Board. After analyzing and discussing the matter, considering the favorable recommendation of the Executive Board, at its 2596th Meeting, held on April 04, 2024, as well as CAE’s recommendation, as recorded above, the Board of Directors unanimously approved the Company’s 2023/2024 20-F Form for the year ended December 31, 2023, as well as its disclosure, according to the documentation that remains under the custody of the Governance Bodies Secretariat. ---------------------------------------------------------------------------------------------------------

2. Resolution on the provision of guarantee for the 1st debenture issue of Copel Serviços S.A. - Resolution on the provision of guarantee for the 1st debenture issue of Copel Serviços S.A. - Related Parties - Mr. Adriano Rudek de Moura, Chief Finance Officer of Copel Serviços S.A., accompanied by his team, informed that, considering the need of resources for the implementation of the Business Plan of the Distributed Generation Projects of UFV Sarandi, UFV Santo Antônio da Platina, and UFV Segredo, approved at the 238th Ordinary Board of Directors’ Meeting of Copel (Holding Company), held on May 04, 2023, and revised on the 2576th Executive Board’s Meeting of Copel (Holding Company), held on October 26, 2023, Copel Serviços S.A. started, in March 2024, work to contracting a bank to structure the transaction, checking on financial institutions accredited for such structuring. He explained that, after formal and direct negotiations, the winning proposal was that presented by Banco Safra S.A. for the structuring, bookbuilding, and placement, in favor of Copel Serviços S.A., of Simple, Unsecured Debentures, Not Convertible into Shares, with an additional personal guarantee of Copel (Holding Company), in a Single Series, under Automatic Registration Process, in the local capital market, according to Resolution 160 of the Brazilian Securities and Exchange Commission (“CVM”), of July 13, 2022, as amended (“CVM Resolution 160”), and other legal provisions and applicable laws and regulations. Within this context, it is necessary, according to the conditions requested for conducting the issue, 1. Authorization for granting corporate personal guarantee within the scope of the 1st (first) debenture issue, for public distribution, of Copel Serviços S.A. (“Copel Serviços” or “Issuer”). Analysis, discussion, and voting on the proposal for the provision of Guarantee (as defined below), with the express waiver of the benefits of priority, rights, and exoneration of any nature provided for in the sole paragraph of

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

Company Registry (NIRE): 41300036535

Article 333, Articles 364, 366, 368, 821, 824, 827, 830, 834, 835, 837, 838, and their items, and Article 839, all of which from the Civil Code, and Articles 130, 131, and 794 of Law 13,105, of March 16, 2015, as amended (“Code of Civil Procedure”), under the scope of the 1st (first) issue of simple, unsecured debentures, not convertible into shares, with additional personal guarantee, in a single series, of Copel Serviços, totaling R$70,000,000.00 (seventy million reais), under Article 52 and following articles of Law 6,404, of December 15, 1976, as amended (“Issue”, “Debentures”, and “Brazilian Corporation Law”, respectively), for public distribution, to be registered under automatic registration process, aimed at professional investors (as defined in Article 11 of CVM Resolution 30, of May 11, 2021, as amended), under CVM Resolution 160, and other applicable laws and regulations (“Offering”), whose terms and conditions will be described in the “Indenture of the 1st (First) Issue of Simple, Unsecured Debentures, Not Convertible into Shares, with Additional Personal Guarantee, in a Single Series, for Public Distribution, under Automatic Registration Process, of Copel Serviços S.A.” to be executed between the Company, Copel Serviços, and the trustee of the Issue, as representative of the Debenture Holders (“Indenture” and “Debenture Holders”, respectively). The Debentures will mature in 7 (seven) years and will be entitled to interest corresponding to the accumulated variation of 100% (one hundred percent) of the DI Rate, exponentially added of a spread of 1.20% (one point twenty percent), based on a year of 252 (two hundred and fifty-two) business days, to be calculated and paid according to the Indenture. 2. Delegation of powers to the Executive Board and Company proxies Authorization for the Company’s Executive Board or its proxies to execute all documents and any amendments thereto, as applicable, and perform any acts necessary for the granting of the Guarantee (as defined below) under the Issue and Offering, including, but not limited to, i. (a) negotiating, practicing all acts, and executing the Indenture, the Debentures distribution contract (“Distribution Contract”) with Banco Safra S.A., as the lead coordinator of the Offering (“Lead Coordinator"), including executing any amendments to the Indenture and/or Distribution Contract, in accordance with Article 59 of Brazilian Corporation Law, and (b) contracting, if necessary, other service providers necessary for enabling the Issue, and Offering, and the Debentures, including, with no limitation, the bookkeeping agent, settling bank, rating agency, trustee of the Issue, legal advisors, and B3 S.A. - Brasil, Bolsa, Balcão - Balcão B3 (“B3”), among others; and ii. ratifying all acts already performed by the Company, represented by its Executive Officers and/or proxies, related to the above resolutions. Subsequently, the members of the Statutory Audit Committee (CAE) were heard, stated that they discussed the matter in their 298th Meeting, held on April 09, 2024, and recommended its approval to this Board. After analyzing the matter and the documentation available, which is under the custody of the of the Corporate Governance Secretariat, considering the favorable recommendation of the Executive Board of Copel (Holding Company), at its 2596th Meeting, held on April 04, 2024, and the Statutory Audit Committee recomendation, as recorded above, the Board of Directors of Companhia Paranaense de Energia - Copel, under the terms of the Policy on Transactions with Related Parties and Conflicts of Interest - NPC 0106, unanimously and with no restrictions, subject to the corporate approval of the 1st Debenture Issue and Offering by Copel Serviços S.A., i. approved the provision of Guarantee by the Company, with the express waiver of the benefits of priority, rights, and exoneration of any nature provided for in the sole paragraph of Article 333, paragraphs 364, 366, 368, 821, 824, 827, 830, 834, 835, 837, 838, and their items, and Article 839, all of which from the Civil Code, and Articles 130, 131, and 794 of the Code of Civil Procedure, as a guarantee of faithful, complete, and timely fulfillment of all obligations assumed or to be assumed by Copel Serviços S.A. in the scope of the Issue, Offering, and Debentures, so that the Company will undertake, before the Debenture Holders, as joint and several debtor and main payer of the obligations of Copel Serviços arising from the aforementioned Debentures, according to the terms to be described in the Indenture, until the full compliance of the Guaranteed Obligations; ii. authorized the members of the Company’s Executive Board, or its proxies, observing the conditions described in item (i) above, to execute all documents and any

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

Company Registry (NIRE): 41300036535

amendments, as applicable, and perform all acts necessary for granting the Guarantee under the Issue and Offering, including, but not limited to, (a) negotiating and executing the Indenture, Debentures Distribution Contract, and other instruments necessary for the Issue and Offering, including executing any amendments to the Indenture, under Article 59 of Brazilian Corporation Law; and (b) contracting, if necessary, other service providers necessary for enabling the Issue, Offering, and Debentures, including, with no limitation, the bookkeeping agent, settling bank, rating agency, trustee of the Issue, legal advisors, and B3, among others; and iii. ratified all acts already performed by the Company, represented by its Executive Officers and/or proxies, related to the above resolutions. -------------------------------------------------------------------------------------------------------------------

3. Resolution on the provision of guarantee for the 9th debenture issue of Copel Distribuição S.A. - Resolution on the provision of guarantee for the 9th debenture issue of Copel Distribuição S.A. - Related Parties - Mr. Adriano Rudek de Moura, Chief Finance and Investors Relations Officer of Copel Distribuição S.A. - Copel DIS, informed that Copel DIS will issue debentures not convertible into shares, considering the need of resources to meet the demands of Copel DIS, including (i) partial amortization of its 7th and 8th debenture issues; (ii) compliance with several short-term obligations; and (iii) investments in the expansion and modernization of the asset base. Therefore, it started the contracting of banks to structure the transaction, checking on financial institutions accredited for such structuring. Formal and direct negotiations were carried out for the structuring, bookbuilding, and placement, in favor of Copel Distribuição S.A., of simple, unsecured debentures, not convertible into shares, with additional personal guarantee of Copel (Holding Company), in two series, under automatic registration process, in the local capital market, according to Resolution 160 of the Brazilian Securities and Exchange Commission (“CVM”) of July 13, 2022, as amended (“CVM Resolution 160”), Law 12,431, of June 24, 2011, as amended (“Law 12,431”), and other applicable legal and regulatory provisions. Within this context, it is necessary, according to the conditions requested for conducting the issue, 1. Authorization for granting corporate personal guarantee within the scope of the 9th (ninth) debenture issue, for public distribution, of Copel Distribuição S.A. (“Copel Distribuição” or “Issuer”). Analysis, discussion, and voting on the proposal for the provision of Guarantee (as defined below), with the express waiver of the benefits of priority, rights, and exoneration of any nature provided for in the sole paragraph of Article 333, Articles 364, 366, 368, 821, 824, 827, 830, 834, 835, 837, 838, and their items, and Article 839, all of which from the Civil Code, and Articles 130, 131, and 794 of Law 13,105, of March 16, 2015, as amended (“Code of Civil Procedure”), under the scope of the 9th (ninth) issue of simple, unsecured debentures, not convertible into shares, with additional personal guarantee, in two series, of Copel Distribuição, totaling R$2,250,000,000.00 (two billion, two hundred and fifty million reais) on the issue date, to be defined in the Indenture (“Issue Date”), under Article 52 and following articles of Law 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”) and Article 2 of Law 12,431 (“Issue” and “Debentures”, respectively), for public distribution, to be recorded under automatic registration process, aimed at professional investors (as defined in Article 11 of CVM Resolution 30, of May 11, 2021, as amended), under the terms of CVM Resolution 160, Law 12,431, and other applicable laws and regulations (“Offering”), whose terms and conditions will be described in the “Indenture of the 9th (Ninth) Issue of Simple, Unsecured Debentures, Not Convertible into Shares, with Additional Personal Guarantee, in Two Series, for Public Distribution, under Automatic Registration Process, of Copel Distribuição S.A.” to be executed between the Company, Copel Distribuição, and the trustee of the Issue, as representative of the Debenture Holders (“Indenture” and “Debenture Holders”, respectively). First series debentures (“First Series Debentures”) will mature in 7 (seven) years from the Issue Date and will be entitled to interest corresponding to the accumulated variation of 100% (one hundred percent) of the DI Rate, exponentially added of a spread of up to 0.60% (zero point six percent). Second series debentures (“Second Series Debentures”) will be issued under Article 2 of Law 12,431, mature in 12 (twelve) years from the Issue Date. The interest to be calculated in the Bookbuilding Procedure will be limited to the highest rate

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

Company Registry (NIRE): 41300036535

between (i) percentage corresponding to the internal rate of return of the Treasury IPCA+ Bond with semi-annual Interest (new denomination of the National Treasury Note, Series B – NTN-B), maturing on May 15, 2035 (“IPCA Rate+/2035”), to be verified according to the Indenture, exponentially added of a spread of up to 0.05% (zero point five percent) per year; or (ii) 5.90% (five point ninety percent) per year (“Second Series Debenture Interest” and jointly with the First Series Debenture Interest, “Interest”), both based on a year of 252 (two hundred and fifty-two) Business Days, to be calculated and paid according to the Indenture. 2. Delegation of powers to the Executive Board and Company proxies. Authorization for the Company’s Executive Board or its proxies to execute all documents and any amendments thereto, as applicable, and perform any acts necessary for the granting of the Guarantee (as defined below) under the Issue and Offering, including, but not limited to, (i) (a) negotiating, executing, practicing all acts and executing the Indenture, the Debentures distribution contract (“Distribution Contract”), and the other documents of the offering, as applicable, with the coordinators and other third parties involved in the Offering, including executing any amendments to the Indenture and/or Distribution Contract, in accordance with Article 59 of Brazilian Corporation Law, and (b) contracting, if necessary, other service providers necessary for enabling the Issue and Offering of the Debentures, including, with no limitation, the bookkeeping agent, settling bank, rating agency, trustee of the Issue, legal advisors, and B3 S.A. - Brasil, Bolsa, Balcão - Balcão B3 (“B3”), among others; and (iii) ratifying all acts already performed by the Company, represented by its Executive Officers and/or proxies, related to the above resolutions. Subsequently, the members of the Statutory Audit Committee (CAE) were heard, stated that they discussed the matter at their 298th Meeting, held on April 09, 2024, and recommended its approval to this Board. After analyzing the matter and the documentation available, which is under the custody of the of the Corporate Governance Secretariat, considering the favorable recommendation of the Executive Board of Copel (Holding Company), at its 2596th Meeting, held on April 04, 2024, and the Statutory Audit Committee recomendation, as recorded above, the Board of Directors of Companhia Paranaense de Energia - Copel, under the terms of the Policy on Transactions with Related Parties and Conflicts of Interest - NPC 0106, unanimously and with no restrictions, subject to the corporate approval of the 9th Debenture Issue and Offering by Copel Distribuição S.A., i. approved the provision of Guarantee by the Company, with the express waiver of the benefits of priority, rights, and exoneration of any nature provided for in the sole paragraph of Article 333, paragraphs 364, 366, 368, 821, 824, 827, 830, 834, 835, 837, 838, and their items, and Article 839, all of which from the Civil Code, and Articles 130, 131, and 794 of the Code of Civil Procedure, as a guarantee of faithful, complete, and timely fulfillment of all obligations assumed or to be assumed by Copel Distribuição S.A. in the scope of the Issue, Offering, and Debentures, so that the Company will undertake, before the Debenture Holders, as joint and several debtor and main payer of the obligations of Copel Distribuição S.A. arising from the aforementioned Debentures, according to the terms to be described in the Indenture, until the full compliance of the guaranteed obligations, under the Indenture; ii. authorized the members of the Company’s Executive Board, or its proxies, observing the conditions described in item i. above, to execute all documents and any amendments, as applicable, and perform all acts necessary for granting the Guarantee under the Issue and Offering, including, but not limited to, (a) negotiating, executing, and practicing all acts and executing the Indenture, Debentures Distribution Contract, and other instruments necessary for the Issue and Offering, including executing any amendments to the Indenture and/or Distribution Contract, under Article 59 of Brazilian Corporation Law; and (b) contracting, if necessary, other service providers necessary for enabling the Issue and Offering of the Debentures, including, with no limitation, the bookkeeping agent, settling bank, rating agency, trustee of the Issue, legal advisors, and B3, among others; and iii. ratify all acts already performed by the Company, represented by its Executive Officers and/or proxies, related to the above resolutions. -------------------------------------------------------------------------------------------------------------------

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

Company Registry (NIRE): 41300036535

4. Update of the Integrity Policy - Mr. Vicente Loiácono Neto, Deputy Director of Governance, Risk, and Compliance, accompanied by his team, presented a proposal for updating the Integrity Policy, reporting the main changes and emphasizing that the document will bring benefits to Copel’s management, especially for the Integrity Program’s management. Subsequently, the members of the Statutory Audit Committee (CAE) were heard, stated that they discussed the matter in their 298th Meeting, held on 04.09.2024, and recommended its approval to this Board. After analyzing the information, discussing, the matter, making clarifications, and considering the favorable recommendation of the Executive Board, at its 2593rd Meeting, held on April 04, 2024, as well as CAE’s recommendation, as recorded above, the Board of Directors unanimously approved the update of the Integrity Policy according to the material made available, which remains under the custody of the Governance Bodies Secretariat. --------------------------------------------------------------------

5. Related Parties Policy Update - Mr. Vicente Loiácono Neto, Deputy Director of Governance, Risk, and Compliance, accompanied by his team, presented a proposal for updating the Related Party Transaction Policy, reporting the main changes and emphasizing that the document will bring benefits to Copel’s management. Subsequently, the members of the Statutory Audit Committee (CAE) were heard, stated that they discussed the matter in their 298th Meeting, held on 04.09.2024, and recommended its approval to this Board. After analyzing the information, discussing, the matter, making clarifications, and considering the favorable recommendation of the Executive Board, at its 2593rd Meeting, held on April 04, 2024, as well as CAE’s recommendation, as recorded above, the Board of Directors unanimously approved the update of the Related Parties Policy according to the material made available, which remains under the custody of the Governance Bodies Secretariat. --

6. Update of the Ethics Committee Charter - Mr. Vicente Loiácono Neto, Deputy Director of Governance, Risk, and Compliance and Chair of the Ethics Committee, accompanied by his team, presented a proposal for the review of the Ethics Committee Charter, outlining the main changes, as well as the justifications for the updates made. Then, the members of the Statutory Audit Committee (CAE) were heard and presented their considerations on the matter to the Board, which was discussed and recorded in the 298th Meeting of that Committee, held on April 09, 2024. After analyzing the information, discussing, the matter, making clarifications, and considering the favorable recommendation of the Executive Board, at its 2593rd Meeting, held on April 04, 2024, as well as CAE’s recommendation, as recorded above, the Board of Directors unanimously approved the update of the Ethics Committee Charter according to the material made available, which remains under the custody of the Governance Bodies Secretariat. -------------------------------------------------------

The other topics addressed at this meeting were omitted from this certificate due to legitimate caution, based on the duty of Management confidentiality, under the main section of Article 155 of Law 6,404/76, as they relate solely to the Company’s internal interests, therefore lying outside the scope of the provision contained in Paragraph 1 of Article 142 of the aforementioned Law.

Attendance: MARCEL MARTINS MALCZEWSKI (Chair); MARCO ANTÔNIO BARBOSA CÂNDIDO; CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; GERALDO CORRÊA DE LYRA JUNIOR; JACILDO LARA MARTINS; MARCELO SOUZA MONTEIRO; and VICTÓRIA BARALDI MENDES BATISTA (Secretary).

VICTÓRIA BARALDI MENDES BATISTA

Secretary of Copel’s Governance Department

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 22, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.